Man Group USA Inc
Two World Financial Center
27th Floor
New York NY 10281-2700
Tel 212 589 6200
Fax 212 589 6215
www.mangroupplc.com

02034351

SUPPL

January 22, 2002

SEC MAIL PROCESSING RECEIVED MAY 20 2002 WASH. D.C. 165 SECTION

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Re: File No. 82-4214 - Man Group plc

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find a copy of a public announcement made by Man Group plc. This announcement was also sent to the London Stock Exchange for its information. Please contact the undersigned at (212) 589-6270, if you have any questions relating to the enclosed material.

Please stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the enclosed stamped envelope.

Sincerely yours,

Donna Balon
Donna Balon
Vice President

PROCESSED
JUN 06 2002
THOMSON
FINANCIAL

v\mb\ltr\Sec12.doc

17 JANUARY 2002

cc: PLC
BW
NH
MB.

Generic Announcement

Number of reports in announcement:
Not Applicable

Company Name:
Man Group plc

Full Issuer Name:
Man Group plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:

Telephone Confirmation of Release Required:
Yes

Contact Name:
Mr Peter Clarke

Tel. No:
020 7285 3181

Announcement Given To Third Parties:
No

Amendment:
No

Headline:
Generic Announcement

Announcement Body Information:
Notification is given pursuant to Chapter 16.13 of the Listing Rules, that on 17th January 2002, the security interest of the Employee Trust was reduced by 321,983 shares (for nil consideration). The Employee Trust now has a security interest over 647,758 shares.

Executive Directors of the company are deemed to be interested in the 1,313,458 shares held by the Employee Trust and the 647,758 shares over which the Employee Trust holds a security interest.

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